EXHIBIT 12
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		Year Ended December 31,
		2008	2007	2006
Income from continuing operations before income taxes		$801,624	$1,135,331	$1,427,902
Less earnings (add losses) from affiliates, net of dividends		236,763	(5,136)	(18,111)
Add amortization of capitalized interest		3,350	2,501	1,855
Add fixed charges as adjusted		96,030	57,585	49,731

Earnings	(1)	$1,137,767	$1,190,281	$1,461,377

Fixed charges:
Interest expense:
Interest on indebtedness		$82,136	$43,339	$36,543
Capitalized		12,951	9,853	9,495
Amortization of debt related costs (a)		9,484	10,363	10,043
Interest portion of rental expense		4,410	3,883	3,145

Fixed charges before adjustments	(2)	108,981	67,438	59,226
Less capitalized interest		(12,951)	(9,853)	(9,495)

Fixed charges as adjusted		$96,030	$57,585	$49,731

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	10.44	17.65	24.67

(a)	Includes deferred financing, discount and premium amortization.